

**GRANT THORNTON LLP**

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**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Member
Dash Financial Technologies LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Dash Financial Technologies LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: K(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Grant Thornton LLP*

New York, New York
February 25, 2025, except for the exception described in item 2 in management's exemption report, as to which the date is March 11, 2026.

**NEW JERSEY**
70 Hudson Street
5th Floor
Jersey City, NJ 07302
Phone: (888) 569-3274



**CHICAGO**
200 South Wacker Drive
Suite 2450
Chicago, IL 60606
Phone: (312) 986-2006

## Dash Financial Technologies LLC's Exemption Report

Dash Financial Technologies LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year except as described below:

The Company identified exceptions under § 240.15c3-1(a)(2)(ii) related to minimum Net Capital requirements. The deficiencies resulted from management's interpretation that certain legacy agreements met the criteria outlined in FINRA Regulatory Notice 21-27, which permits unsecured receivables to be excluded from deductions from net worth when a corresponding payable has been accrued as a direct result of the expense and specified conditions are met. Upon determining that the receivables should be treated as non-allowable assets for Net Capital purposes, the Company reported a Net Capital deficiency for the period February 2024 through December 2024.

Dash Financial Technologies, LLC

I, Jeremy Longobardi, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Controller and Financial and Operations Principal

March 11, 2026